SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20542

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from --- to ---.

Commission File No. 1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OPPENHEIMER & CO., INC. 401(k) PLAN

(formerly called Fahnestock & Co., Inc. 401(k) Plan)
125 Broad Street
New York NY 10004
U.S.A.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OPPENHEIMER HOLDINGS INC.
Suite 1110, PO Box 2015
20 Eglinton Avenue West
Toronto ON M4R 1K8
Canada

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Oppenheimer & Co., Inc. 401(k) Plan
(formerly known as Fahnestock & Co., Inc. 401(k) Plan)
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4–9

Supplemental Schedule

Schedule I - Schedule of Assets (Held at End of Year) 10

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Oppenheimer & Co., Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oppenheimer & Co., Inc. 401(k) Plan (formerly known as Fahnestock & Co., Inc. 401(k) Plan) (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, NY

June 28, 2004

Oppenheimer & Co., Inc. 401(k) Plan
(formerly known as Fahnestock & Co., Inc. 401(k) Plan)
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002

Assets
Cash	$281,925	$140,246
Investments, at fair value	112,888,301	77,665,222
Life insurance policies	443,655	407,680
Contributions receivable from
Employer	3,457,066	1,402,635
Loans receivable from participants	2,921,593	2,423,456
Other receivable	3,868	-
Total assets	$119,996,408	$82,039,239
Liabilities
Investment trades payable, net	188,069	-
Administrative expenses payable	22,007	16,909
Other payable	8,457	-
Total liabilities	218,533	16,909
Net assets available for benefits	$119,777,875	$82,022,330

> The accompanying notes are an integral part of this financial statement.

Oppenheimer & Co., Inc. 401(k) Plan
(formerly known as Fahnestock & Co., Inc. 401(k) Plan)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions to net assets attributed to
Net realized and unrealized gains on investments	$19,782,162
Interest	173,751
Dividends	1,473,638
Net investment income	21,429,551
Contributions
Participants	20,198,581
Employer	3,457,066
Total contributions	23,655,647
Total additions	45,085,198
Deduction from net assets attributed to
Benefits paid to participants	7,301,204
Administrative expenses	28,449
Total deductions	7,329,653
Net increase in net assets	37,755,545
Net assets available for benefits
Beginning of year	82,022,330
End of year	$119,777,875

> The accompanying notes are an integral part of this financial statement.

Oppenheimer & Co., Inc. 401(k) Plan
(formerly known as Fahnestock & Co., Inc. 401(k) Plan)
Notes to Financial Statements
December 31, 2003 and 2002

Description of the Plan

The following description of the Oppenheimer & Co., Inc. 401(k) Plan (formerly known as Fahnestock & Co., Inc. 401(k) Plan) (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991. The Plan was subsequently amended effective January 1, 1998 to change the rates used in computing the discretionary profit sharing contribution from Oppenheimer & Co., Inc. (the "Company").

Effective January 1, 1999, employees of the First of Michigan Division of the Company became eligible to participate in the Plan.

Effective July 1, 2002, the following plans were merged into the Plan:

First of Michigan A Division Oppenheimer & Co., inc. Capital Accumulation 401(k) Plan

Josepthal & Co., Inc. Employee Savings Plan

Prime Charter Limited Tax Deferred Savings Plan

Buy&Hold.com Inc. 401(k) Retirement Plan

The Plan document was amended effective July 1, 2002. Nationwide Trust Company was appointed as trustee and The 401(k) Company was hired to administer the Plan.

The Plan document was amended effective September 2, 2003 to change the name of the Plan and, effective from the plan year ending December 31, 2003, to change the rates used in computing the discretionary profit sharing contributions from the Company.

Employees of the Company who have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are 18 shall be eligible to make elective deferrals into the Plan.

Allocation Provisions

Under the terms of the Plan, the individual makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives. As of December 31, 2002 these investment alternatives were Federated Cash Trust, PIMCO Total Return Fund, Delaware Group: Real Estate Investment Trust, Washington Mutual Investors Fund, Barclays Global Investors Equity Index Fund, First Trust Portfolio – S&P Target 24 Portfolio Fund, Growth Fund of America, Lord Abbett Mid Cap Value Fund, Artisan Mid Cap Fund, First Trust Portfolio – Value Line Target 25 Portfolio Fund, Strong Advisor Small Cap Value Fund, AIM Small Cap Growth Fund, Oppenheimer Global Fund, Putnam International Growth Fund, MFS International New Discovery Fund, Oppenheimer Holdings Inc. Common Stock , and Certificate of Deposit Fund.

As of December 31, 2003, the investment alternatives were the same except that Barclay’s Global Investors Equity Index Fund, First Trust Portfolio – S&P Target 24 Portfolio Fund, First Trust Portfolio – Value Line Target 25 Portfolio Fund, Putnam International Growth Fund, and Certificate of Deposit Fund were removed and Templeton Foreign Fund, SEI Stable Asset Fund and State Street S&P Index Fund were added.

Contributions

As discussed above, the Company may contribute to the Plan a discretionary profit-sharing amount (the "Employer Regular Contribution"). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan agreement.

Employer Regular Contributions for the year ending December 31, 2003 were determined as follows:

1.25% of the first $30,000 of a participant’s compensation;

3% of the next $35,000 of a participant’s compensation;

2.5% of the next $35,000 of a participant’s compensation;

1.25% of the next $60,000 of a participant’s compensation; and

0% above $160,000 of a participant’s compensation.

If participants elect to receive their Employer Regular Contribution in the form of common stock of Oppenheimer Holdings Inc. ("Holdings"), the Company may make an additional contribution of Holdings common stock up to or equal to 15 percent of the purchase price of the common stock (the "Employer Stock Contribution") at the discretion of the Directors of the Board.

Employees may make salary deferral contributions of up to 50% of compensation. Current law limits participant pre-tax deferrals to $12,000 for the plan year ended December 31, 2003.

Vesting

All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Regular Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years or Service Vested Percentage

Less than 3 years 0%

3 years but less than 4 20%

4 years but less than 5 40%

5 years but less than 6 60%

6 years but less than 7 80%

7 years or more 100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in the additional portion of the Employer Stock Contributions only upon completion of 5 years service.

At December 31, 2003, forfeited nonvested accounts totaled approximately $257,069. These accounts will be used to reduce future employer contributions.

Company Qualified Matching and Qualified Non-Elective Contributions, as defined in the Plan document, if required, are fully vested when made. No payments under these provisions were required during the year ended December 31, 2003.

Notwithstanding the vesting schedules specified above, with respect to retirement, a participant’s right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of Benefits

Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to Participants

Loans are made available to all participants. Loans must be adequately collateralized using not more than fifty percent of the participant’s vested account balance and bear a interest rate of the current Treasury rate plus 4%. Loan principal and interest repayments are reinvested in accordance with the participant’s current investment selection.

Income Tax Status

The Plan received a determination letter on October 30, 2002, from the Internal Revenue Service (IRS) qualifying the Plan under the IRS code as exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Significant Accounting Policies

Securities transactions are recorded on a trade date basis with gains and losses reflected in income. Interest and dividend income are recorded on the accrual basis.

Investments are stated at fair value, based on quoted market prices for valuation of common stock, debt obligations, and mutual funds. Assets held in money market accounts are valued at cost which approximates fair value.

Benefits are recorded when paid.

Expenses related to loan origination and maintenance are paid to the administrator.

Life insurance policies are recorded at cash surrender value. Changes in cash surrender value due to dividend additions are recorded in dividend income in the Statement of Changes in Net Assets Available for Benefits.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and contribution to, and deductions from net assets during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are subject to interest rate, market, foreign exchange and credit risks.

Due to the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Related Parties

For the period January 1, 2002 to June 30, 2002, the Company acted as investment advisor and administrator. It was the custodian of the Plan assets in the Bond Fund, the Money Market Fund, the Certificate of Deposit Fund, and the Oppenheimer Holdings Inc. Common Stock Fund. The Company executed the Plan’s transactions and provided accounting and other administrative services for which no charge was made to the Plan. The Trustees of the Plan were also officers and directors of the Company.

Effective July 2, 2002, Nationwide Trust Company is the Trustee of the Plan.

Concentration of Investments

The following investments represent 5% or more of net assets available for plan benefits as of December 31, 2003:

		Percent of Net
	Market	Assets Available
	Value	for Plan Benefits

Oppenheimer Holdings Inc. - Common Stock	$22,290,107	18.61%
Federated Cash Trust Series	14,753,758	12.32%
Growth Fund of America	17,440,300	14.56%
Washington Mutual Investors Fund	13,185,993	11.01%
PIMCO Total Return Fund	8,494,171	7.09%
Oppenheimer Global Fund	6,705,524	5.60%

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $19,782,162 as follows:

Mutual funds	$14,103,046
Common stock	5,679,116
$19,782,162

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100 percent vested in their contributions and related investment earnings.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2003

Net assets available for benefits per the financial statements	$119,777,875
Amounts allocated to withdrawing participants	(6,605)
Net assets available for benefits per the Form 5500	$119,771,270

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2003

Benefits paid to participants per the financial statements	$7,301,204
Add: Amounts allocated to withdrawing participants at
December 31, 2003	6,605
Less:
Corrective distributions	200
Certain deemed distributions of participant loans	45,973
Benefits paid to participants per the Form 5500	$7,261,636

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Subsequent Event

In January and February 2004 the Plan invested the employer contribution in accordance with the participants’ elections.

Schedule I

Oppenheimer & Co., Inc. 401(k) Plan
(formerly known as Fahnestock & Co., Inc. 401(k) Plan)
Schedule I - Schedule of Assets (Held at End of Year)
December 31, 2003

Fair or
Description	Stated Value

Federated Cash Trust Series	$14,753,758
Oppenheimer Holdings Inc. Common Stock	22,290,107
Oppenheimer Global Fund	6,705,524
PIMCO Total Return Fund	8,494,171
SEI Stable Asset Fund	4,137,741
Strong Advisor Small Cap Value Fund	4,215,437
AIM Small Cap Growth Fund	4,625,739
MFS International New Discovery Fund	2,487,292
Washington Mutual Investors Fund	13,185,994
State Street S&P 500 Index Fund	4,856,955
Artisan Mid Cap Fund	1,535,810
Templeton Foreign Fund	2,443,213
Delaware Group: Real Estate Investment Trust	2,153,381
Growth Fund of America	17,440,300
Lord Abbett Mid Cap Value Fund	3,562,879
Life Insurance Policies - Cash Surrender Value	443,655
Total investments	$113,331,956

	Number	Interest	Maturity
Description	of Loans	Rates	Dates

*Participant loans	348	Various	Jan 2004 -
			May 2025	$ 2,921,593
Total assets held for investment				$ 116,253,549
*Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OPPENHEIMER & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Chairman and CEO of
Oppenheimer & Co. Inc., the Plan Administrator

/s/ Robert Neuhoff

Robert Neuhoff, as Executive Vice-President of
Oppenheimer & Co. Inc., the Plan Administrator

Date: June 28, 2004

EXHIBIT INDEX

Exhibit 23 - Consent of Independent Accountants